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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 11)*

                                  NESTOR, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    64107410
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                                 (CUSIP Number)

                               Howard E. Steinberg
                  Executive Vice President and General Counsel
                     Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  See Item 5
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 64107410

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1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (entities only)
     RELIANCE FINANCIAL SERVICES CORPORATION
     I.R.S EMPLOYER IDENTIFICATION NO.: 51-0113548
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     N/A
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                     7.  SOLE VOTING POWER

                         857,708
   NUMBER OF
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH                857,708

                    10.  SHARED DISPOSITIVE POWER

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      857,708
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
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14.  TYPE OF REPORTING PERSON*

     HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                       2

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The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 4.  Purpose of Transaction.

Item 4 is amended to read in its entirety as follows:

The Securities are held for investment as part of the general investment portfolio of RIC. Subject to price and other market conditions, Reliance Financial may continue to hold the Securities or dispose of all or a portion of the Securities on terms and at prices determined by it.

ITEM 5.  Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

Below is a list of sales of Securities beneficially owned by Reliance Financial which were made within the last 60 days. As of the date hereof, the Securities beneficially owned by Reliance Financial total 857,708 shares and, to the best knowledge of Reliance Financial based on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 1998, comprise approximately 4.9% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial. As of December 14, 1998, Reliance Financial is no longer the beneficial owner of more than 5% or more of the Securities outstanding.

                                                Number of        Price Per
 Date                 Company                    Shares           Share
--------    --------------------------          ---------        --------
12/11/98    Reliance Insurance Company            5,000          $ .8125
12/14/98    Reliance Insurance Company           10,000          $ .75

Each of the sales of the Security described in the above table were made in ordinary brokerage transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1998

                                   RELIANCE FINANCIAL SERVICES CORPORATION

                                   By:  /s/ James E. Yacobucci
                                        ---------------------------------------
                                        James E. Yacobucci
                                        Senior Vice President-Investments